UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D


          Under the Securities Exchange Act of 1934
                     (Amendment No. 4)*

                  GATEWAY INDUSTRIES, INC.
                 -------------------------
                      (Name of Issuer)

          Common Stock, Par Value $0.001 Per Share
         ------------------------------------------
               (Title of Class of Securities)

                         367631108
                        -----------
                       (CUSIP Number)

                    Stephen M. Vine, Esq.
             Akin Gump Strauss Hauer & Feld LLP
                     590 Madison Avenue
                  New York, New York 10022
                       (212) 872-1000
        --------------------------------------------
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                     December 27, 2002
             ---------------------------------
            (Date of Event which Requires Filing
                     of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                Continued on following pages
                      Page 1 of 7 Pages
                    Exhibit Index: Page 6

                                  SCHEDULE 13D

CUSIP No. 367631108                                            Page 2 of 7 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  827,716
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   827,716
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            827,716

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]



13       Percent of Class Represented By Amount in Row (11)

                                            19.74%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                  SCHEDULE 13D

CUSIP No. 367631108                                            Page 3 of 7 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]



6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  827,716
  Shares
Beneficially               8        Shared Voting Power
Owned By                                    0
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   827,716
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            827,716

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]



13       Percent of Class Represented By Amount in Row (11)

                                            19.74%

14       Type of Reporting Person (See Instructions)

                  IA

                                                               Page 4 of 7 Pages




                   This Amendment No. 4 to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of Gateway Industries, Inc. (the "Issuer"). This Amendment No. 4 supplementally amends the initial statement on Schedule 13D dated September 9, 1996, filed by one of the Reporting Persons (as defined herein), and all amendments thereto (collectively, the "Initial Statement"). This Amendment No. 4 is being filed by the Reporting Persons to supplementally amend Item 2 herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background

                   This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Soros Fund Management LLC ("SFM LLC"); and

                  (ii)     Mr. George Soros ("Mr. Soros").

                  This Statement relates to the Shares held for the account of Quota.

                  On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him $2.28 million on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

Item 5.  Interest in Securities of the Issuer


         (a) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner of the 827,716 Shares held for the account of Quota (approximately 19.74% of the total number of Shares outstanding).

         (b) SFM LLC, pursuant to a contract between Quota and SFM LLC, and Mr. Soros, as a result of his position with SFM LLC, may each be deemed to have the sole power to direct the voting and disposition of the 827,716 Shares held for the account of Quota.

         (c) There have been no transactions effected with respect to the Shares since November 1, 2002 (sixty days prior to the date hereof) by any of the Reporting Persons.

         (d) The shareholders of Quota have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Quota in accordance with their ownership interests in Quota.

         (e) Not applicable.


Item 7.  Material to be Filed as Exhibits

         The Exhibit Index is incorporated herein by reference.

                                                               Page 5 of 7 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: December 31, 2002                     SOROS FUND MANAGEMENT LLC

                                            By: /s/  Richard D. Holahan, Jr.
                                                --------------------------------
                                                Richard D. Holahan, Jr.
                                                Assistant General Counsel

                                            GEORGE SOROS

                                            By: /s/  Richard D. Holahan, Jr.
                                                --------------------------------
                                                Richard D. Holahan, Jr.
                                                Attorney-in-Fact

                                                               Page 6 of 7 Pages

                                  EXHIBIT INDEX


D.       Power of Attorney, dated as of October 30, 2002,
         granted by Mr. George Soros in favor of Mr. Armando
         T. Belly, Ms. Jodye Anzalotta, Mr. John F. Brown,
         Ms. Maryann Canfield, Mr. Richard D. Holahan, Jr.
         and Mr. Robert Soros.................................           7

                                                               Page 7 of 7 Pages


                                                                       EXHIBIT D


                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, JOHN F. BROWN, MARYANN CANFIELD, RICHARD D. HOLAHAN, JR. and ROBERT SOROS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 15th day of January 2002 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 30th day of October, 2002.



                                          /s/ George Soros
                                          -----------------------------------
                                          GEORGE SOROS